FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Updates BlackBerry Developer Tools	3
2.	RIM to Bring the Power of the Web to BlackBerry Application Development	2
3.	RIM to Launch BlackBerry Application Storefront and BlackBerry Application Center	3
4.	RIM Takes Push to a New Level with BlackBerry Web Signals Technology for Third Party Content Services	3

Document 1

October 21, 2008

FOR IMMEDIATE RELEASE

RIM Updates BlackBerry Developer Tools

Latest Versions Further Support Innovative, Streamlined Mobile Application Development for BlackBerry Smartphones

BlackBerry Developer Conference – Santa Clara, CA – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced new versions of various BlackBerry developer tools that further support innovative, streamlined mobile application development for BlackBerry® smartphones. The developer tool updates include a new public beta of the BlackBerry® JDE® Plug-in for Eclipse, as well as new releases of the BlackBerry® Plug-in for Microsoft® Visual Studio®, BlackBerry® MDS Studio, and Plazmic Content Developer’s Kit™ for the BlackBerry platform.

“RIM continues to support innovation on the BlackBerry platform by providing developers with robust tool sets that include new capabilities and the latest advances in mobile application development,” said Alan Brenner, Senior Vice President, BlackBerry Platforms at Research In Motion. “Corporate, commercial and entrepreneurial developers have the flexibility to choose the right tool to support their skill set and feature requirements, whether they are mobilizing their organization’s business systems or creating new and innovative mobile applications for consumers.”

The developer tool updates, available today, include the following:

•

BlackBerry JDE Plug-in for Eclipse is designed for developers who want to create and test robust wireless applications for the BlackBerry platform from within the familiar Eclipse Integrated Development Environment (IDE).

New features with this latest public beta include deeper integration with Eclipse and standard Java projects, pre-processing capabilities supporting a multi-build environment, support for the BlackBerry JDE component pack version 4.3.0 to version 4.7.0, and the ability to install updates of the BlackBerry JDE Plug-in for Eclipse through the standard Eclipse software update mechanism. The plug-in is available for download at www.blackberry.com/developers.

•

BlackBerry Plug-in 1.1 for Microsoft Visual Studio, enables enterprise developers to mobilize back-end enterprise systems by creating mobile applications from within the familiar Microsoft Visual Studio environment that take advantage of the features of BlackBerry® Mobile Data System (BlackBerry MDS). The BlackBerry Plug-in for Microsoft Visual Studio features a visual user interface designer that enables developers to quickly create and customize user interfaces for their mobile applications using a visual drag-and-drop approach.

New features with version 1.1 include the ability to integrate customized mobile applications with core BlackBerry smartphone applications, as well as compatibility with Microsoft Visual Studio 2008 and Windows® Vista®. The plug-in is available for download at www.blackberry.com/developers.

•

BlackBerry MDS Studio 2.0, which is available as a standalone application and as a standard plug-in for Eclipse, enables rapid application development for enterprise developers to mobilize back-end enterprise systems and takes advantage of the robust feature set of BlackBerry MDS. It features a visual user interface designer that enables developers to quickly create and customize user interfaces for their mobile applications using a visual drag-and-drop approach.

New features with BlackBerry MDS Studio 2.0 include support for collaborative development, fully integrated JavaScript debugging, hotkeys support, mobile application access controls and GPS location notifications. The new application and plug-in for Eclipse are available for download at www.blackberry.com/developers.

•

Plazmic Content Developer’s Kit 4.6 (Plazmic CDK) for the BlackBerry platform is a suite of tools for graphical content designers that simplifies the creation of rich, interactive and colorful media for BlackBerry smartphones. This tool enables the creation of custom themes, including unique user interfaces, home screen icons, wallpaper graphics and fonts. It also optimizes rich media content for efficient delivery and use on BlackBerry smartphones.

New features with Plazmic CDK 4.6 include support for the BlackBerry® Bold™ and BlackBerry® Pearl™ Flip smartphones, and the ability to create animated content using Scalable Vector Graphics (SVG) for use in themes, games, applications and web portals. The new version is available for download at www.plazmic.com.

As announced earlier this month, BlackBerry JDE v4.7 (which enables mobile application development for the BlackBerry® Storm™ smartphone) is available in public beta and BlackBerry JDE v4.6 (which enables mobile application development for the BlackBerry Bold and BlackBerry Pearl Flip smartphones) is generally available.

Mobile applications built for BlackBerry smartphones can leverage the market-leading features of the BlackBerry® platform, including efficient wireless connectivity, push technology, and best-in-class security.

Developers can visit www.blackberry.com/developers for the latest developer tools, as well as news, community forums, instructional videos, support, downloads, sample code, and other resources for mobile application development on the BlackBerry platform.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

October 21, 2008

FOR IMMEDIATE RELEASE

RIM to Bring the Power of the Web to BlackBerry Application Development

Announces New Developer Tools and Support for Gears to Enable Next Generation Web Application Development

BlackBerry Developer Conference – Santa Clara, CA – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to introduce powerful new tools and technologies for web application developers to build highly-responsive, interactive, standalone web applications on BlackBerry® smartphones. The new tools and technologies will include a new plug-in for Eclipse developers and new features for the BlackBerry® Plug-in for Microsoft® Visual Studio® that support web development capabilities; as well as support for Gears, enabling web applications to run as standalone applications on BlackBerry smartphones.

“As the BlackBerry Browser evolves to provide customers with a richer, more desktop-like experience, we are introducing powerful new web development tools and technologies to help developers create a more robust and optimal web experience for BlackBerry smartphone users,” said Alan Brenner, Senior Vice President, BlackBerry Platform at Research In Motion. “Supporting web technologies and services is part of our ongoing commitment to providing best-in-class tools and services for mobile application development on the BlackBerry platform.”

New Developer Tools for Web Development, planned for availability in 2009, include a new plug-in for Eclipse developers and new features for the BlackBerry Plug-in for Microsoft Visual Studio that support web development capabilities, enabling developers to create rich, dynamic BlackBerry applications that leverage the push capabilities, security and efficiency of the BlackBerry® platform. Developers will be able to build applications using HTML, JavaScript and XML that get packaged and executed as native Java applications on BlackBerry smartphones.

Gears Support, planned for availability in 2009, will enable developers to create highly-responsive, standalone web applications on BlackBerry smartphones that can be used both in and out of network coverage. Support for Gears will include local cache, database and multi-threaded JavaScript execution, which allows web application functions to run in the background.

RIM also separately announced the availability of BlackBerry Web Signals today, which leverages BlackBerry push APIs to enable content providers to push relevant and timely alerts to BlackBerry® smartphone users based on a customer’s opt-in preferences.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock

Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 3

October 21, 2008

FOR IMMEDIATE RELEASE

RIM to Launch BlackBerry Application Storefront and BlackBerry Application Center

New online distribution channels to benefit consumers, carriers and developers as market for BlackBerry applications continues to grow

Santa Clara, CA – BlackBerry Developer Conference – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced two major distribution initiatives for BlackBerry® smartphone applications at the BlackBerry Developer Conference. A new online application storefront and a new on-device application center will help application developers and carriers reach millions of BlackBerry® smartphone users worldwide and will provide consumers with greater choice, enhanced application discovery and an easy method for managing installation, upgrades, and purchases.

RIM plans to launch the application storefront in March 2009 and BlackBerry application developers can begin submitting their applications and content for inclusion in the storefront in December 2008. The storefront will allow developers to set their own prices for applications and developers will retain 80 percent of the revenue generated from their applications. RIM is working with PayPal, a leading global online payment service, to provide consumers with a convenient and trusted way to pay for applications within the new application storefront, right from their BlackBerry smartphone. Organizations that have deployed BlackBerry® Enterprise Server or BlackBerry® Professional Software will retain control of what applications can be downloaded to BlackBerry smartphones within their corporate deployments.

RIM is also working with its carrier partners to provide carrier-customized, on-device application centers to help foster after-market application downloads. The BlackBerry application center will allow each carrier to offer a convenient catalog right on the device where a customer can discover and download applications. RIM has already worked with carriers successfully to provide this type of on-device distribution system for individual software applications, such as the popular Facebook for BlackBerry Smartphones application. The new BlackBerry application center will allow a carrier to build on that success with a broader catalog and provide customers with a convenient and easy method to purchase and download applications.

“The BlackBerry platform enjoys strong roots in the enterprise market and we continue to invest for growth and success with our enterprise channel partners, but the introduction of more consumer-friendly features in BlackBerry smartphones has clearly helped generate a groundswell of interest with new developers that has already resulted in the introduction of thousands of consumer and lifestyle oriented applications for BlackBerry smartphones,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The new BlackBerry application storefront and BlackBerry application centers will further support the growing BlackBerry ecosystem and help bridge consumers with developers and carriers as more and more innovative and interesting applications arrive.”

RIM is already working with carrier partners on plans to roll out the BlackBerry application center on future BlackBerry smartphones. For more information on the BlackBerry application storefront, interested developers should visit www.blackberry.com/storefrontinfo and sign up to receive periodic updates.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 4

October 21, 2008

FOR IMMEDIATE RELEASE

RIM Takes Push to a New Level with BlackBerry Web Signals Technology for Third Party Content Services

Online content providers can now push notifications to BlackBerry smartphones and enable streamlined mobile access for their customers

Santa Clara, CA – BlackBerry Developer Conference – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the new BlackBerry® Web Signals technology for the BlackBerry developer community.

BlackBerry Web Signals leverages RIM’s unique push technology to allow online content providers to automatically notify BlackBerry smartphone users when relevant content has been published and to allow streamlined, one-click access to the online information. With online content services powered by BlackBerry Web Signals, BlackBerry smartphone users can spend less time searching the web and more time connecting directly to the content that matters to them personally. Content providers will offer a range of services powered by BlackBerry Web Signals that enable customers to stay connected with news, weather, sports, entertainment, financial information and more.

“BlackBerry Web Signals technology allows content providers to engage their customers on a whole new level and to make mobile web access a much more interactive and personalized experience,” said Alan Brenner, Senior Vice President at Research In Motion. “Push technology makes a night-and-day difference to the mobile experience and BlackBerry Web Signals will help online content providers add value for their customers while driving significant additional traffic to their web sites.”

BlackBerry Web Signals technology leverages BlackBerry push APIs to enable content providers to push relevant and timely alerts to BlackBerry® smartphone users based on a customer’s opt-in preferences. Several members of the BlackBerry developer community are already set to launch services powered by BlackBerry Web Signals technology:

“CBC is pleased to be working with RIM on this unique service for BlackBerry smartphone users,” said Steve Billinger, executive director, CBC digital programming and business development. “CBCNews.ca is Canada’s favourite destination for online news and information. Through our multiple mobility services, we deliver the day's headlines and breaking news to Canadians when, where and how they want to access them. With the innovative CBC service powered by BlackBerry Web Signals, users can have instant notification of breaking news and access it as it happens.”

“The BlackBerry Web Signals technology allows our customers to access their favorite music and get alerts, right on the home screen of their BlackBerry smartphone, of new tracks from their favorite artists on Dada.net,” said Daniel Cohen, Vice President, Business Development, Dada Entertainment. “A large number of our customers use BlackBerry smartphones, and this new technology makes it easier than ever for them to experience The Dada Music Movement wherever they go.”

“Thumbplay adds thousands of pieces of new entertainment content every week,” said Are Traasdahl, CEO and Founder of Thumbplay.  “With BlackBerry smartphones being the most popular handsets used by our members, the new Web Signals technology is a terrific way for us to keep many of our customers up-to-speed on the latest music, games and videos.”

“washingtonpost.com readers will soon have the opportunity to receive enhanced breaking-news alerts on their BlackBerry smartphones, making it even easier to access our coverage wherever they are.” said Peter Barclay, Director of Mobile Services for Washingtonpost.Newsweek Interactive. “With the new Web Signals technology, users can see when a new story has been posted to the site. The washingtonpost.com icon on their BlackBerry smartphone’s home screen will change to reflect a breaking political story, sports piece or other topics of coverage that users sign up to receive.”

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 21, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer